SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release                                        29 January 2007

                         SkyePharma PLC ("the Company")
                     Notification of Interests of Directors

The Company was informed on 26 January 2007 by Peter Grant, Finance Director of
SkyePharma PLC, that on 26 January 2007 he had purchased 100,000 Ordinary Shares in the Company at a price of 24.0 pence per share.  The shares are registered in the name of LR Nominees Limited.  As a result of the transaction Mr Grant now has a beneficial interest in 100,000 Ordinary Shares in the Company which represents 0.01% of the Issued Share Capital of the Company.

Under the terms of share incentive arrangements awarded to Mr Grant following this purchase the Company will grant a matching award of 2 Ordinary Shares for each share purchased.  Provided that Mr Grant remains employed by the Company and the Ordinary Shares purchased have not been sold, 50% of the matching award will be released on the first anniversary of the date of the award with the balance being released on the second anniversary.

                                   -  ends  -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   January 29, 2007